Chemical Financial Corporation
235 East Main Street

Midland, Michigan 48640
(989) 839-5350

June 9, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Era Anagnosti, Legal Branch Chief

Re:	Chemical Financial Corporation (the "Registrant") Registration Statement on Form S-4 (File No. 333-210520)

Dear Ms. Anagnosti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Washington, D.C. time, on June 9, 2016, or as soon thereafter as reasonably practicable.

Chemical acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Chemical from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

3.	Chemical may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

CHEMICAL FINANCIAL CORPORATION

By	/s/ Lori A. Gwizdala
Lori A. Gwizdala Executive Vice President, Chief Financial Officer and Treasurer